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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing January 20, 2003 through February 13, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|        Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|        No |X|

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

—	Czech interest Vision Networks sold, dated January 20, 2003;

—	TNT Logistics takes over KPN Logistics, dated February 3, 2003;

—	E-Plus added 236,000 new customers in Q4 2002, dated February 12, 2003;

—	KPN completes EUR 500 million sale of directory services to 3i and VSS, dated February 13, 2003.

Press Release

Date
Czech interest Vision Networks sold	January 20, 2003
Number
004pe

The Hague, January 20, 2003 – KPN announced that Vision Networks N.V., the company under which KPN’s cable activities were organised, completed the sale of Vision Networks Tsjechië Holding B.V. to Betbari Holding, owner of TES Media. Early January the approval for this transaction was obtained from the Czech Antimonopoly Office.

On December 18, 2002 Vision Networks completed the sale of Vision Networks Polen Holding B.V. to a consortium led by 3TS Venture Partners A.G. and consisting of the Technologieholding Central and Eastern European Fund N.V., Technologieholding Central and Eastern European Parallelfund B.V., Nova Polonia Private Equity Fund LLC, Nederlandse Financierings-maatschappij voor Ontwikkelingslanden N.V. and Innova/98 LLC.

Vision Networks Tsjechië Holding B.V. was the owner of Intercable CZ in the Czech Republic, the Czech Republic’s second cable TV operator. Vision Networks Polen Holding B.V. owned Slaska Telewizja Kablowa Sp. z o.o., the second cable TV operator in the Upper Silesian region in Poland. The combined proceeds of the sale of Vision Networks Tsjechië Holding B.V. and Polen Holding B.V. are approx. EUR 65 million.

As Vision Networks has already sold off its cable interests in the Netherlands, the United Kingdom, France and Germany, with the completion of the sale of Vision Networks Tsjechië Holding and Vision Networks Polen Holding, it is no longer active in the cable market.

Press Release

Date
TNT Logistics takes over KPN Logistics	February 3, 2003
Number
005pe

Royal KPN NV and TNT Logistics, a division of TPG NV, have finalized their discussions concerning outsourcing of the activities of KPN Logistics.

As of March 1, 2003 the 163 employees as well as all existing contracts will be transferred to TNT Logistics Netherlands B.V., part of TNT Logistics.

KPN Logistics handles all KPN’s warehousing and transport activities in The Netherlands. The annual revenues of KPN Logistics currently amount to approximately EUR 20 million.

Press Release

Date
E-Plus added 236.000 new customers	February 12, 2003
in Q4 2002	Number
007pe

Today the German telecoms regulator (RegTP) published its annual report.

In reaction on publications KPN wishes to state that at the end of 2002 the number of E-Plus subscribers amounted to 7.27 million. This implies that in Q4, 236.000 new customers were added to the E-Plus subscriber base.

Further details on KPN Mobile’s activities will be disclosed at the presentation of the Q4 2002 results on the third of March.

Press Release

Date
KPN completes EUR 500 million sale of	February 13, 2003
directory services to 3i and VSS	Number
008pe

Royal KPN NV announced the completion of the transaction regarding the sale of KPN’s directory services Telefoongids Media B.V. (formerly known as Telemedia Nederland B.V.) to 3i, Europe’s leading venture capital company and Veronis Suhler Stevenson (VSS) a leading independent media private equity group.

Today the shares were transferred to the new owners for a cash payment of Euro 500 million. Bookprofit will amount over Euro 400 million. KPN will use the cash proceeds to reduce its net debt.

As a result of this transaction, the parties have entered into contractual arrangements to ensure the continuation of the provision of the Universal Telephone Directory.

Telefoongids Media B.V. is one of the leading directory companies in the Netherlands. The Company’s core product portfolio includes combined white pages and yellow pages-type directories in 50 regional printed editions, CD-Rom technology and online products. The Company has become the country’s fastest growing provider of directories and related services and currently has a market share of approximately 41% of the Netherlands’ directories market. In the year ended 31 December 2002, Telefoongids Media B.V. had net revenues of approximately EUR 145 million and Ebitda of EUR 65 million.

3i and VSS are experienced investors in the directories sector. VSS previously led the acquisition and subsequent disposal of Yellow Book in the USA and 3i was previously an investor in Thomson Directories in the UK. Together they acquired Sonera Information Communications in Finland, renamed Fonecta, a directory asset in one of the most technically advanced directory markets in Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 14, 2003	KONINKLIJKE KPN N.V. By: /s/ MICHIEL ROOVERS —————————————— MICHIEL ROOVERS Legal Counsel

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